SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CONSOLIDATED RESULTS OF OPERATIONS
CONSOLIDATED ASSETS AND LIABILITIES
INSURANCE OPERATIONS
BANKING OPERATIONS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
1. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
2. NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
3. DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES
SIGNATURE

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

PRESENTATION OF INFORMATION

In this Report on Form 6-K (“Form 6-K”), “ING Groep N.V.” refers to the ING holding company incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subholdings are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”).

Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to United States dollars and references to “EUR” are to euros.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,

•	Changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	Changes in performance of financial markets, including emerging markets,

•	The frequency and severity of insured loss events,

•	Changes affecting mortality and morbidity levels and trends,

•	Changes affecting persistency levels,

•	Changes affecting interest rate levels,

•	Changes affecting currency exchange rates, including the euro — U.S. dollar exchange rate,

•	Increasing levels of competition in the Netherlands and emerging markets,

•	Changes in laws and regulations, including monetary convergence and the Economic and Monetary Union,

•	Regulatory changes relating to banking or insurance industries,

•	Changes in the policies of central banks and/or foreign governments, and

•	General competitive factors, in each case on a global, regional and/or national basis.

ING assumes no obligation to update any forward-looking information contained in this release.

CHANGES IN THE COMPOSITION OF THE GROUP

On February 5, 2003, ING announced that it had signed a letter of intent with Fineco/Capitalia of Italy to acquire Entrium, German’s second largest direct bank, through its then 70%-owned subsidiary DiBa (Allgemeine Deutsche Direktbank), for EUR 300 million. The acquisition was finalised on July 23, 2003 and consolidation will be effective from August onwards.

On May 16, 2003, ING announced the sale of its 49% shareholding in Mexican insurer Seguros Bital to the venture’s other shareholder, Grupo Financiero Bital, for USD 148 million. The completion of the transaction is anticipated in the third quarter of 2003 and is subject to regulatory approvals.

On July 3, 2003, ING acquired the remaining 30% stake in DiBa that it did not already own and therefore ING now owns 100% of DiBa. There was no financial statement impact, since DiBa was already fully consolidated.

On July 21, 2003, ING concluded an agreement with UniCredito Italiano and Aviva for the sale of the Italian agent network activities of ING Sviluppo as well as its affiliated Italian life insurance, asset management and private banking activities. The completion of the transaction is anticipated in the fourth quarter of 2003.

RECENT DEVELOPMENTS

On May 8, 2003, ING completed the sale of 80 million ordinary shares in ABN AMRO Holding N.V.. The placement was priced at EUR 14.10 per share and generated gross proceeds of over EUR 1.1 billion. The proceeds have been used to reduce the external debt of ING Verzekeringen N.V.

On June 20, 2003, ING Group completed the issuance of a EUR 750 million perpetual subordinated loan, ING Perpetuals II. The proceeds from the loan have been used to increase Tier-1 capital supporting the organic growth of ING’s banking operations.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based on the Noon Buying Rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). As such, the Noon Buying rate for the years prior to 1999 are the Noon Buying rates for the Dutch guilder, converted into euros at a rate of NLG 2.20371 to EUR 1.00.

	U.S. dollars per euro

		Average
Calendar Period	Period End	Rate(1)	High	Low

1998	1.1741	1.1113	1.2147	1.0549
1999	1.0070	1.0666	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003 through August 29, 2003	1.0986	1.1157	1.1870	1.0361

(1)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The Noon Buying Rate at such dates differed from the rates used in the preparation of ING’s Consolidated Financial Statements. The rate used by ING Group in translating U.S. dollar denominated assets and liabilities as at June 30, 2003 was EUR 1.00 = US$1.1421 (December 31, 2002: EUR 1.00 = US$1.0487). The average rate used by ING Group in translating U.S. dollar denominated income and expenses for the six months ending June 30, 2003 was EUR 1.00 = US$1.1053 (six months ending June 30, 2002: EUR 1.00 = US$0.9033).

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2003 and 2002:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Total income	35,308	41,354
Total expenditure	32,445	37,702
Result before taxation:
Insurance operations	1,676	2,569
Banking operations	1,187	1,083

Result before taxation	2,863	3,652
Taxation	673	641
Third-party interests	160	174

Net profit	2,030	2,837

The following table sets forth the result before taxation of the Group’s consolidated operations by geographic region for the six months ended June 30, 2003 and 2002:

	Six months ended June 30,

	2003	2002

	(EUR millions)
The Netherlands	1,419	2,007
Belgium	371	376
Rest of Europe	(14)	64
North America	563	558
South America	61	(11)
Asia	195	137
Australia	95	586
Other	173	(65)

Result before taxation	2,863	3,652

Total income. Total income of ING Group for the six months ended June 30, 2003 decreased by EUR 6,046 million, or 14.6% to EUR 35,308 million, from EUR 41,354 million for the six months ended June 30, 2002, reflecting a decrease in income from the Group’s insurance and banking operations of 16.7% and 1.9%, respectively.

Total expenditure. Total expenditure for the six months ended June 30, 2003 decreased by EUR 5,257 million, or 13.9%, to EUR 32,445 million, from EUR 37,702 million for the six months ended June 30, 2002, reflecting a decrease in expenditure for the Group’s insurance and banking operations of 15.3% and 4.6%, respectively.

Result before taxation. The result before taxation of the Group for the six months ended June 30, 2003 decreased by EUR 789 million, or 21.6%, to EUR 2,863 million, from EUR 3,652 million for the six months ended June 30, 2002, reflecting a decrease of 34.8% and an increase of 9.6%, respectively, for the Group’s insurance and banking operations. Geographically, the decrease in the Group’s result before taxation was mainly due to a decrease of the insurance results in the Netherlands caused by capital gains (the first six months of 2002: EUR 411 million, the first six months, of 2003: EUR (15) million) on equity securities and the gain in the first six months of 2002 from the joint-venture with ANZ in Australia (EUR 516 million). These were partly off-set by a one-off gain from old reinsurance activities accounted for in Other and improved banking results in most of the geographical areas.

Taxation. The Group’s taxes for the six months ended June 30, 2003 increased to EUR 673 million from EUR 641 million for the six months ended June 30, 2002. This represents an increase in the overall effective tax rate to 23.5% for the six months ended June 30, 2003, from 17.6% for the six months ended June 30, 2002.

Net profit. Net profit for the six months ended June 30, 2003 decreased by EUR 807 million, or 28.4%, to EUR 2,030 million from EUR 2,837 million for the six months ended June 30, 2002. The effect of exchange rate movements between the euro and certain of the Group’s other primary operating currencies had a negative effect on Group net profit in the first six months of 2003 of EUR 79 million. This figure includes the mitigating effect of the US dollar hedge of EUR 54 million after tax versus EUR 10 million in the same period last year. ING has hedged the expected profits of the US insurance operations for the years 2003 and 2004 at an EUR/USD exchange rate of 0.920 and 0.922 respectively.

Capital base. End of June 2003, the capital base of ING Insurance amounted to EUR 15.0 billion, which is 171% of the legally required level of EUR 8.7 billion (year-end 2002: 169%; 12 August 2003: 174%). The tier-1 ratio of ING Bank N.V. was 7.47% at the end of June 2003 (year-end 2002: 7.31%) well above the regulatory required minimum level of 4%.

Operating results. ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating result before taxation and operating (net) profit. Operating (net) profit is defined as (net) profit, excluding:

•	capital gains and losses on equity securities,

•	the impact of the negative revaluation reserve on equity securities , and

•	realised gains on divestments that are made with the purpose of using the proceeds to finance acquisitions.

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating results enhances the understanding and comparability of its performance by highlighting net income attributable to ongoing operations and the underlying profitability of the businesses. Trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realised capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the company. The realised gains on divestments that are made with the purpose of using the proceeds related to the divestments to finance acquisitions are excluded because the timing of these gains is largely subject to the company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating result before taxation and operating net profit are not a substitute for profit before taxation and net profit as determined in accordance with Dutch GAAP. ING Group’s definition of operating result before taxation and operating net profit may differ from those used by other companies and may change over time. ING Group also discloses a variety of other measures that are not considered ‘non-GAAP financial measures’ as they do not have GAAP counterparts and are operational measures rather than measures of performance. Examples of these measures are RAROC, embedded value, efficiency ratio and internal rate of return on new production.

A reconciliation of (net) profit to operating result before taxation and operating (net) profit, by segment for the consolidated Group, for the six months ended June 30, 2003 and 2002 is provided on the next page:

(EUR millions)	Insurance operations		Banking operations		Total
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,

	2003	2002	2003	2002	2003	2002

Net profit	1,250	2,136	780	701	2,030	2,837
Taxation	378	380	295	261	673	641
Third parties	48	53	112	121	160	174

Result before taxation	1,676	2,569	1,187	1,083	2,863	3,652
Realised capital gains (losses)	(20)	422
Negative value adjustment equity securities			(23)
Gain on joint venture ANZ		516

Operating result before taxation	1,696	1,631	1,210	1,083
Taxation	383	335	295	261
Third-party interests	48	53	112	121

Operating net profit	1,265	1,243	803	701

The reduction in capital gains in the first six months of 2003 compared to the first six months of 2002 was caused by weakened stock markets. As from January 1, 2003, ING’s policy is to realise capital gains on equities depending on market opportunities, compared to its previous policy of realising such gains at a fixed and predetermined pace. The negative value adjustment on securities, which is charged to the profit and loss account, reflects unrealised losses (market value below cost price) on equity securities in the first six months of 2003, due to overall market conditions. Under ING Group’s (Dutch GAAP) accounting principles, any net negative revaluation reserve is charged to the profit and loss account as “Negative value adjustment equity securities”. The gain on the joint venture with ANZ, one of Australia’s major banks, is the pre-tax profit on the sale of ING Group’s operations in Australia to the joint venture with ANZ.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s consolidated assets and liabilities at December 31, 2002 and June 30, 2003:

	June 30, 2003	Dec. 31, 2002

	(EUR billions)
Investments	319.5	297.6
Bank lending	288.1	284.4
Total assets	761.6	716.4
Insurance provisions	197.0	195.8
Funds entrusted to and debt securities of the banking operations(1)	350.8	319.8
Due to banks	109.1	96.3
Total liabilities	742.4	698.1
Shareholders’ equity	19.2	18.3
Shareholders’ equity per ordinary share (amounts in euros)	9.29	9.14

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, deposits, other bank funds and debt securities privately issued by the banking operations of ING.

Total assets. Total assets increased by EUR 45.3 billion, or 6.3%, in the first six months of 2003 to EUR 761.6 billion from EUR 716.4 billion at December 31, 2002, reflecting, amongst others, the balance sheet item banks which was EUR 14.2 billion higher and increased investments of EUR 21.9 billion.

Bank lending. Bank lending increased by EUR 3.7 billion, or 1.3%, to EUR 288.1 billion at June 30, 2003. Of this amount EUR 177.2 billion is related to corporate lending and EUR 110.9 billion to personal lending.

Shareholders’ equity. Group shareholders’ equity increased by EUR 0.9 billion, or 5.1%, to EUR 19.2 billion at June 30, 2003 compared to EUR 18.3 billion at December 31, 2002. This increase was mainly due to retained net profit of EUR 2.1 billion which was offset by negative revaluations on equity securities of EUR (0.6) billion and exchange rate differences EUR (0.5) billion.

Results of operations by business segments

As noted above, in analysing the results of the Group’s insurance and banking operations, ING Group uses a non-GAAP financial performance measure called operating result before taxation and operating net profit. Operating result before taxation and operating net profit excludes a number of items and the Group believes it provides a better understanding of the ongoing profitability of its operating business. See “Consolidated Results of Operations” for a description of operating results and a reconciliation for the segments of net profit to operating net profit. See page 27, for a reconciliation of the operating net profit of the Group’s insurance and banking operations to the Group’s consolidated net profit.

INSURANCE OPERATIONS

The Group’s insurance operations contributed EUR 1,696 million respectively EUR 1,631 million to the Group’s operating result before taxation for the six months ended June 30, 2003 and 2002, and EUR 1,265 million respectively EUR 1,243 million to the Group’s operating net profits in these periods. A few smaller acquisitions and divestments affected changes in income and result.

The following table sets forth selected financial information for the Group’s consolidated insurance operations for the six months ended June 30, 2003 and 2002:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Income from insurance operations
Gross premiums written:
Life	19,757	23,428
Non-life	4,048	4,732

Total	23,805	28,160
Investment income for own risk	4,536	5,193
Commission and other income	1,256	1,203

Total operating income(1)	29,597	34,556
Net premiums written:
Life	19,343	22,850
Non-life	3,501	3,819

Total	22,844	26,669
Expenditure insurance operations
Underwriting expenditure	24,853	29,159
Other interest expenses	534	670
Operating expenses	2,377	2,718
Investment losses	137	378

Total operating expenditure	27,901	32,925
Operating result before taxation from insurance operations:
Life	1,147	1,357
Non-life	549	274

Total	1,696	1,631
Taxation	383	335
Third-party interests	48	53

Operating net profit	1,265	1,243

(1)	In the earnings release for the first six months of 2003 of ING Group, the one-off gain from old reinsurance activities (EUR 268 million) was accounted for in the line Income from investments for own risk. In this 6-K, this amount has been transferred to Commission and other income to better reflect the nature of this gain. In the earnings release for the first nine months of 2003 of ING Group, this gain will be reallocated to Other income.

As from January 1, 2003, investment losses have been accounted for separately within investment expenditures and claims handling expenses have been transferred from operating expenses to underwriting expenses, in order to increase transparency. The comparable figures for the first six months of 2002 have been adjusted accordingly.

The following table sets forth the breakdown of gross premiums written and operating result before taxation by geographical area for the Group’s consolidated insurance operations for the six months ended June 30, 2003 and 2002:

	Gross premiums written written		Operating result before taxation

	Six months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(EUR millions)		(EUR millions)
The Netherlands	4,294	4,069	669	803
Belgium	1,373	1,334	48	41
Rest of Europe	684	726	81	67
North America	13,795	18,467	498	592
South America	220	340	19	34
Asia	2,826	2,432	134	109
Australia	690	974	63	50
Other	167	262	184	-65
Premiums between geographic areas(1)	(244)	(444)

Total	23,805	28,160	1,696	1,631

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Total income. Total operating income from insurance operations for the six months ended June 30, 2003 decreased by EUR 4,959 million, or 14.4%, to EUR 29,597 million from EUR 34,556 million for the six months ended June 30, 2002, reflecting decreases in all income categories, especially gross premiums written. Excluding the impact of changes in exchange rates and in-/divestments, organic operational income increased by 0.4%.

Gross premiums written in the Group’s life and non-life operations decreased by 15.7% and 14.5%, respectively. Total gross premiums written decreased by 15.5%. Excluding the effect of exchange rate movements, which decreased gross premium income by EUR 3,946 million (mainly due to the strengthening of the euro) and the effect of acquisitions and divestments, which decreased gross premium income by EUR 371 million, gross premium income for the Group decreased organically by EUR 38 million, or 0.2%, over the first six months of 2002 (life operations (0.3)% and non-life operations + 0.7%), mainly due to lower sales of fixed annuities in the US.

Investment income for own risk decreased by EUR 657 million or 12.7% to EUR 4,536 million in the first six months of 2003 as compared to the first six months of 2002. The decrease was mainly caused by exchange rate movements (EUR (590) million). Excluding this currency effect the decrease was EUR 67 million, mainly as a result of realised capital gains on real estate which were EUR 41 million lower.

Commission and other income increased by EUR 53 million, or 4.4%. Included in the first six months of 2003 figures was a sizeable one-off gain from old reinsurance activities (EUR 303 million, of which EUR 72 million are from life insurance activities and EUR 231 million are from non-life insurance activities). The surrender of a large group life insurance contract in the Netherlands contributed EUR 120 million to the income in the first six months of 2002. Excluding these special items commission and other income was EUR 130 million or 12.0% lower than previous year, fully due to exchange rate movements (EUR (135) million).

Operating expenses. Operating expenses for the Group’s insurance operations over the first six months of 2003 decreased by EUR 341 million, or 12.5%, to EUR 2,377 million, from EUR 2,718 million for the first six months 2002, while gross premiums written decreased by 15.5%. Organically, operating expenses increased by 1.7%.

Personnel expenses decreased by EUR 54 million or 3.8%, but there was an organic increase of 9.7% due to, amongst other factors, higher pension costs and growth in business. Other operating expenses decreased by EUR 287 million or 21.9%, organically (7.3)% mainly due to strict cost control.

Other interest expenses declined by EUR 136 million due to improved debt balance levels in the US and redemption of loans related to sales of real estate in the Netherlands. Investment losses decreased by EUR 241 million mainly due to lower impairments and credit losses, almost fully attributable to lower US losses, and lower additions to the dynamic investment reserve in the Netherlands.

Operating result before taxation. The operating result before taxation from the Group’s insurance activities for the six months ended June 30, 2003 increased by EUR 65 million, or 4.0%, to EUR 1,696 million, from EUR 1,631 million for the six months ended June 30, 2002, reflecting an increase in results of the non-life operations, mainly due to a gain from old reinsurance activities (EUR 231 million). The result of the life operations decreased partly due to one-time items in the first six months 2002 (primarily EUR 120 million incurred in connection with the surrender of a large group life insurance contract) as well as in the first six months of 2003 (EUR 72 million from old insurance activities), exchange rate movements (impact EUR (46) million) and lower results in the Netherlands, North America and South America. The other regions booked higher results compared to last year.

Taxation. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2003 was 22.6%, 2.1%-point higher than the 20.5% rate for the six months ended June 30, 2002. The increase was mainly due to higher taxation outside the Netherlands as a result of, amongst others, lower tax exempted dividends in Belgium and Asia and changes in the Australian tax accounting methodology.

Operating net profit. The operating net profit for the Group’s insurance operations for the six months ended June 30, 2003 increased by EUR 22 million, or 1.8%, to EUR 1,265 million, from EUR 1,243 million for the six months ended June 30, 2002.

Life insurance operations

The following table sets forth the breakdown of gross premiums written and operating result before taxation by geographical area for the Group’s consolidated life insurance operations for the six months ended June 30, 2003 and 2002:

	Gross premiums written		Operating result before taxation

	Six months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(EUR millions)		(EUR millions)
The Netherlands	3,044	2,844	569	741
Belgium	1,205	1,182	38	39
Rest of Europe	662	707	77	62
North America	11,404	15,296	330	411
South America	110	171	13	32
Asia	2,801	2,393	135	112
Australia	530	835	48	42
Other	2	2	(63)	(82)
Premiums between geographic areas(1)	(1)	(2)

Total	19,757	23,428	1,147	1,357

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Premium income. Gross premium income of the Group’s life operations for the six months ended June 30, 2003 decreased by EUR 3,671 million, or 15.7%, to EUR 19,757 million, from EUR 23,428 million for the six months ended June 30, 2002. Disregarding the effect of exchange rate movements, which decreased gross premium income by EUR 3,269 million and the effect of acquisitions and divestments, which decreased gross premium income by EUR 335 million, the gross premium income for the Group decreased organically by EUR 67 million, or 0.3%, over the first six months of 2002, mainly due to North

America (organically (8.6)%). North American life premiums were lower due primarily to lower sales of fixed annuities in the US due to the depressed interest rate environment and continuous focus on adherence to sound pricing practices to deliver satisfactory returns, offset in party by higher premiums from sales of Guaranteed Investment Contracts (GICs). Premiums in the Netherlands increased organically by 7.2%, owing mostly to individual single premiums. In Asia strong organic premium growth of 39.5% was due to Japan (single variable annuities), Korea (continued high new production and good persistency) and Taiwan (good persistency).

Operating result before taxation. The operating result before taxation from life insurance operations for the six months ended June 30, 2003 decreased by EUR 210 million, or 15.5%, to EUR 1,147 million, from EUR 1,357 million for the six months ended June 30, 2002. Excluding investments/divestments and exchange rate differences, the organic decrease was EUR 164 million or 13.4% mainly due to operations in the Netherlands, North America and South America, partly offset by higher results in the other regions.

In the Netherlands, result before taxation for the six months ended June 30, 2003 decreased by EUR 172 million, or 23.2%, to EUR 569 million, from EUR 741 million for the six months ended June 30, 2002. Excluding two one-off items (a EUR 72 million gain in the first six months of 2003 from old reinsurance activities and a EUR 120 million loss in the first six months of 2002 from the surrender of a group life contract), the decrease was EUR 124 million. This decrease is primarily due to lower realised capital gains on real estate, lower interest income and lower dividend income, as a result of measures to strengthen ING’s capital base and to reduce core debt. In addition, operating expenses were slightly higher, among other factors, due to higher pension costs. The result on mortality improved.

In Belgium, result before taxation amounted to EUR 38 million, which was EUR 1 million lower than the result for the first six months of 2002, due to lower investment income and a shift in market demand to lower margin products in individual life.

In Rest of Europe, result before taxation for the six months ended June 30, 2003 increased by EUR 15 million to EUR 77 million due to higher results in Czech Republic, Greece, Poland and Spain.

In North America, result before taxation for the six months ended June 30, 2003 decreased by EUR 81 million to EUR 330 million, from EUR 411 million for the six months ended June 30, 2002. Excluding currency effects, the decrease was EUR 48 million, caused by lower results in the US (EUR (41) million) and Mexico (EUR (8) million; due to lower investment income).

In the US the impact of the depressed interest rate environment resulting in spread compression overshadowed favorable developments in the equity and credit markets and continued expense reductions. Increased prepayments on mortgage backed securities and lower investment yields resulted in compressed margins, despite on-going interest crediting actions, and decreased results by EUR 224 million. The increase in the equity market returns in the second quarter resulted in favorable unlocking of deferred acquisitions costs (DAC) and guaranteed minimum death benefit provisions of EUR 91 million for the first six months of 2003 compared to the same period last year. The credit markets improved with gross investment losses of EUR 126 million in the first six months of 2003 (39 basis points of fixed interest securities portfolio) compared to EUR 250 million in the first six months of 2002 (87 basis points), at constant exchange rates.

In South America, result before taxation decreased from EUR 32 million for the six months ended June 30, 2002 to EUR 13 million for the six months ended June 30, 2003. Excluding currency effects, the decrease was EUR 11 million due to lower results in Argentina and Chile and the absence of operating result of Fatum, which, although finalised in April 2003, sale was reflected in the 2002 results.

In Asia, result before taxation for the six months ended June 30, 2003 rose by EUR 23 million to EUR 135 million, from EUR 112 million for the six months ended June 30, 2002. Higher results in Japan (favorable claims experience), Korea (growth of business), Malaysia (higher premiums and investment income), Hong Kong (lower impairment losses) and Indonesia (lower losses) were partly offset by lower results in Taiwan due to the strengthening of insurance funds with a view to the low interest-rate environment.

The result before taxation in Australia increased by EUR 6 million to EUR 48 million due to a favorable development of the risk business and higher investment income.

The result before taxation of the region comprising Other increased by EUR 19 million, mainly as a result of the buy-off of the yearly preferred fixed dividend contract paid by ING Bank to ING Insurance.

Non-life insurance operations

The following table sets forth the breakdown of gross premiums written and operating result before taxation by geographical area for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2003 and 2002:

	Gross premiums written		Operating result before taxation

	Six months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(EUR millions)		(EUR millions)
The Netherlands	1,250	1,225	100	62
Belgium	168	152	10	2
Rest of Europe	22	19	4	4
North America	2,391	3,171	168	180
South America	110	169	6	3
Asia	25	39	(1)	(3)
Australia	160	139	15	9
Other	164	260	247	17
Premiums between geographic areas(1)	(242)	(442)

Total	4,048	4,732	549	274

(1)	Represents reinsurance premiums ceded between Group companies in various geographical areas.

Premium income. Gross premium income of the Group’s non-life operations for the six months ended June 30, 2003 decreased by EUR 684 million, or 14.5%, to EUR 4,048 million, from EUR 4,732 million for the six months ended June 30, 2002. Excluding the effect of exchange rate movements, which decreased gross premium income by EUR 677 million, and the effect of acquisitions and divestments, which decreased gross premium income by EUR 36 million, gross premium income for the Group increased by EUR 29 million, or 0.7%, over the first six months of 2002. The Netherlands showed a premium growth of 2.0%, primarily due to Motor, and Belgium showed a premium growth of 10.9%. Despite growth in all lines of business in Canada, North America decreased organically by 1.8% due to Mexico, mainly caused by lower motor sales. In South America and Asia the decrease in premium income was strongly affected by exchange rate movements. Premiums in Australia increased organically by 22.0%, primarily due to rate increases

The following table sets forth the breakdown of operating result before taxation by line of business for the Group’s consolidated non-life insurance operations for the six months ended June 30, 2003 and 2002:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Line of business
Fire	55	41
Motor	83	74
Health	25	61
Loss of income/Accident	98	53
Other	56	37
Reinsurance assumed	232	8

Total	549	274

Operating result before taxation. The operating result before taxation from non-life insurance operations for the six months ended June 30, 2003 increased by EUR 275 million, or 100.4%, to EUR 549 million, from EUR 274 million for the six months ended June 30, 2002. Excluding investments/divestments and exchange rate differences, the organic increase was EUR 315 million, or 134.6%, mainly due to a one-off gain of EUR 231 million from old insurance activities (EUR 3 million booked in the Netherlands and EUR 228 million booked in the region comprising Other) and higher results in the Netherlands and North America.

In the Netherlands, the result before taxation increased by EUR 38 million, or 61.3%, to EUR 100 million. Especially the results of the Loss of income/Accident line rose strongly, partly due to the release of an IBNR (Incurred But Not Reported) provision and a better claims ratio.

In Belgium, the result before taxation increased by EUR 8 million to EUR 10 million, mainly as a result of a strongly improved claims ratio in Fire and Motor.

In North America, the result before taxation decreased by EUR 12 million to EUR 168 million, but excluding exchange rate differences North America booked an organic increase of EUR 27 million, of which Canada contributed EUR 24 million, mainly caused by higher underwriting and investments results. Mexico contributed EUR 16 million to the organic increase due to favorable underwriting results (especially Motor) but the US showed EUR 13 million lower organic results due to decreased Health results.

In South America, the non-life result increased by EUR 3 million from EUR 3 million to EUR 6 million due to higher results in Fire, Motor and Other, partly compensated by lower results in Health.

Due to improved Health results, the non-life result in Asia increased from EUR (3) million to EUR (1) million for the six months ended June 30, 2003.

In Australia, the non-life result improved from EUR 9 million to EUR 15 million in the first six months of 2003. The main reason for this increase was the substantially improved result of the non-life joint venture with QBE due to a firmer market for pricing and favorable claims experience.

In the region comprising Other, the result increased from EUR 17 million in the first six months of 2002 to EUR 247 million. This increase was primarily due to a one-off gain from old reinsurance activities amounting to EUR 228 million.

BANKING OPERATIONS

The following table sets forth selected financial information for ING’s consolidated banking operations for the six months ended June 30, 2002 and 2003:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Interest income	12,319	11,487
Interest expense	8,402	7,854

Net interest result	3,917	3,633
Commission	1,232	1,387
Other income:
Income from securities and participating interests	46	264
Results from financial transactions	443	394
Other results	139	190

Total other income	628	848

Total income	5,777	5,868
Personnel expenses	2,303	2,494
Other expenses	1,649	1,666

Total expenses	3,952	4,160
Gross result	1,825	1,708
Additions to the provision for loan losses	615	625

Operating result before taxation	1,210	1,083
Taxation	295	261
Third party interests	112	121

Operating net profit	803	701
Negative value adjustments equity securities	(23)	—

Net profit	780	701

Overview. The operating net profit from ING’s banking operations for the six months ended June 30, 2003 increased by EUR 102 million, or 14.6%, to EUR 803 million, from EUR 701 million for the six months ended June 30, 2002. The increase was mainly driven by lower expenses and a higher interest result. One-off items (EUR 94 million gain on the sale of Cedel shares in the first six months 2002 and the creation of a EUR 40 million restructuring provision in the first six months of this year, both after tax) had a mitigating effect on this improvement. Currency fluctuations had a limited negative impact of EUR 2 million on net profit. Excluding currency exchange rate variances, acquisitions and one-off items operating net profit rose substantially by 37.9%.

Most banking units reported improved operating results before taxation. The pre-tax result of ING Direct improved from a loss of EUR 72 million in the first six months 2002 to a profit of EUR 31 million this year. The results of ING BHF-Bank and ING Bank Slaski, however, decreased.

Net interest result for the six months ended June 30, 2003 rose by EUR 284 million, or 7.8%, to EUR 3,917 million, from EUR 3,633 million for the six months ended June 30, 2002. The average balance sheet total increased by EUR 29 billion. The interest margin improved by 3 basis points to 1.59%, mainly due to improved product margins.

Commission for the six months ended June 30, 2003 decreased by EUR 155 million, or 11.2%, to EUR 1,232 million, from EUR 1,387 million for the six months ended June 30, 2002. The decrease in commission was primarily due to lower securities commission and lower management fees, both reflecting the adverse stock market development and the continued reluctance of private clients to invest in securities.

Other income for the six months ended June 30, 2003 decreased by EUR 220 million, or 25.9%, to EUR 628 million, from EUR 848 million for the six months ended June 30, 2002. The strong decrease was mainly due to reduced income from securities and participating interests.

Expenses for the six months ended June 30, 2003 decreased by EUR 208 million, or 5.0%, to EUR 3,952 million, from EUR 4,160 million for the six months ended June 30, 2002. Excluding the effect of currency exchange rate variances and the consolidation of Toplease and ING Vysya Bank the decrease was EUR 101 million or 2.5% despite a EUR 45 million pre-tax restructuring provision (for ING BHF-Bank and ING Bank France), higher pension expenses and the impact of the collective labour agreement in the Netherlands.

Compared with the six months ended June 30, 2002, the addition to the provision for loan losses decreased slightly by EUR 10 million, or 1.6%, to EUR 615 million for the six months ended June 30, 2003.

Net interest result

Net interest result includes interest income, the results from interest arbitrage and results from financial instruments to the extent that these serve to limit interest rate risk, as well as fees connected with lending, net of related interest expense.

The net interest result for the six months ended June 30, 2003 increased by EUR 284 million, or 7.8%, to EUR 3,917 million, from EUR 3,633 million for the six months ended June 30, 2002. The average balance sheet total increased by EUR 29 billion. The interest margin improved by 3 basis points to 1.59%, mainly due to improved product margins. The continued strong growth of ING Direct (with an interest margin of approximately 1%) had a mitigating effect on the total interest margin.

In the Netherlands, the interest margin improved by 23 basis points from 1.79% for the six months ended June 30, 2002 to 2.02% for the six months ended June 30, 2003. Outside the Netherlands the interest margin improved by 5 basis points to 0.99% in the first six months of 2003. Due to the increased stake of the balance sheet total outside the Netherlands (mainly triggered by the strong growth of ING Direct), with a substantially lower interest margin than within the Netherlands, the weighted overall interest margin improved by 3 basis points.

Commission

The following table sets forth the components of commission for the periods indicated:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Funds transfer	297	308
Securities business	326	423
Insurance broking	67	65
Management fees	284	357
Brokerage and advisory fees	83	94
Other	175	140

Total	1,232	1,387

Commission income for the six months ended June 30, 2003 decreased by EUR 155 million, or 11.2%, to EUR 1,232 million, from EUR 1,387 million for the six months ended June 30, 2002. Excluding the effect of currency exchange rate variances and the consolidation of ING Vysya Bank the decrease was EUR 101 million or 7.6%.

Funds transfer. Commission from funds transfer decreased by EUR 11 million, or 3.6%, to EUR 297 million for the six months ended June 30, 2003, from EUR 308 million for the six months ended June 30, 2002. The decrease occurred primarily in the Netherlands (EUR (7) million or (3.3)%).

Securities business. Commission from securities business decreased by EUR 97 million, or 22.9%, to EUR 326 million for the six months ended June 30, 2003, from EUR 423 million for the six months ended June 30, 2002, due to the adverse stock market development. The decrease occurred entirely outside the Netherlands (EUR (98) million or (27.1)%).

Insurance broking. Commission from insurance broking increased by EUR 2 million, or 3.1%, to EUR 67 million for the six months ended June 30, 2003, from EUR 65 million for the six months ended June 30, 2002. The increase is fully attributable to an increase in the results from ING Belgium.

Management fees. Management fees decreased by EUR 73 million, or 20.4%, to EUR 284 million for the six months ended June 30, 2003, from EUR 357 million for the six months ended June 30, 2002, reflecting the continued reluctance of private clients to invest in securities.

Brokerage and advisory fees. Income from brokerage and advisory fees decreased by EUR 11 million, or 11.7%, to EUR 83 million for the six months ended June 30, 2003, from EUR 94 million in the six months ended June 30, 2002. This decrease is fully attributable to currency exchange rate variances which had an effect of EUR (13) million.

Other commission. Other commission increased by EUR 35 million, or 25.0%, to EUR 175 million for the six months ended June 30, 2003, from EUR 140 million in the six months ended June 30, 2002. This increase is, next to the consolidation of ING Vysya Bank and, among other factors due to higher commission from leasing, factoring and bank guarantees.

Other income

The following table sets forth the components of other income for the periods indicated:

	Six months ended
	June 30,

	2003	2002

	(EUR millions)
Income from securities and participating interests	46	264
Result from financial transactions	443	394
Other results	139	190

Total	628	848

Income from securities and participating interests consists of dividends, other income from equity securities held in the investment portfolio and the results from participating equity interests. Income from securities and participating interests decreased by EUR 218 million to EUR 46 million for the six months ended June 30, 2003, from EUR 264 million for the six months ended June 30, 2002. Excluding the one-off gain of EUR 94 million on the sale of Cedel shares in 2002 the decrease was EUR 124 million, largely attributable to ING BHF-Bank.

Result from financial transactions. The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio, as well as valuation differences on equity participations. Also included in this item are exchange rate differences in connection with holding assets and liabilities in hyperinflation countries, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item.

The result from financial transactions can be analysed as follows:

	Six months ended
	June 30,

	2003	2002

	(EUR millions)
Result from securities trading portfolio	281	219
Result from currency trading portfolio	(17)	135
Other	179	40

Total	443	394

On balance, total result from financial transactions increased by EUR 49 million or 12.4%.

Result from securities trading portfolio. The result from the securities trading portfolio for the six months ended June 30, 2003 increased by EUR 62 million, or 28.3%, to EUR 281 million, from EUR 219 million for the six months ended June 30, 2002. ING Belgium reported a strong increase due to very good Financial Markets results, but this increase was partly offset by a lower result from securities trading in the Americas.

Result from currency trading portfolio. The result from the currency trading portfolio for the six months ended June 30, 2003 decreased by EUR 152 million to a loss of EUR 17 million compared to a profit of EUR 135 million for the six months ended June 30, 2002. The decrease is mainly due to the international wholesale banking units in Asia (losses made on the depreciation of the Japanese yen and Korean won) and in the Netherlands as well as to ING Belgium (partly offsetting higher trading results on securities and derivatives). Currency trading results in the Americas improved strongly (largely compensating lower securities trading results).

Other. Other results from financial transactions (including results from derivatives trading) for the six months ended June 30, 2003 increased by EUR 139 million to EUR 179 million, from EUR 40 million for the six months ended June 30, 2002, mainly due to ING Belgium and the Asian international wholesale banking activities.

Other results. Income from other results for the six months ended June 30, 2003 decreased by EUR 51 million, or 26.8%, to EUR 139 million, from EUR 190 million for the six months ended June 30, 2002. This decrease was to a large extent caused by lower results from the sale of real estate.

Expenses

The following table sets forth the components of expenses for the periods indicated:

	Six months ended June 30,

	2003	2002

	(EUR millions)
Personnel expenses	2,303	2,494
Other expenses	1,649	1,666

Total expenses	3,952	4,160

Total expenses for the six months ended June 30, 2003 decreased by EUR 208 million, or 5.0%, to EUR 3,952 million, from EUR 4,160 million for the six months ended June 30, 2002. Excluding the effect of currency exchange rate variances and the consolidation of Toplease and ING Vysya Bank the decrease was EUR 101 million or 2.5%. Excluding the EUR 45 million restructuring provision for ING BHF-Bank and ING Bank France and the further expansion of ING Direct (for which expenses rose by EUR 66 million on comparable exchange rates) during this period, the decrease was 5.7% reflecting the progress made in reducing the cost base.

Personnel expenses. Personnel expenses for the six months ended June 30, 2003 decreased by EUR 191 million, or 7.7%, to EUR 2,303 million, from EUR 2,494 million for the six months ended June 30, 2002. Lower bonus accruals, lower expenses for third-party staff and a reduced headcount more than offset the impact of a new collective labour agreement and higher pension costs mainly in the Netherlands.

Other expenses. Other expenses for the six months ended June 30, 2003 decreased by EUR 17 million, or 1.0%, to EUR 1,649 million, from EUR 1,666 million for the six months ended June 30, 2002, in spite of increased expenses for ING Direct and the EUR 45 million restructuring provision for ING BHF-Bank (EUR 30 million) and ING Bank France (EUR 15 million) created in the second quarter 2003. This provision relates to a staff reduction of approximately 400 full-time employees.

Addition to the provision for loan losses

The additions to the provision for loan losses amounted to EUR 615 million for the six months ended June 30, 2003, a slight decrease of EUR 10 million compared to the first six months of 2002. Loan loss provisioning was 51 basis points (annualized) of average credit risk weighted assets against 59 basis points for the full year 2002.

Taxation. The effective tax rate for ING’s banking operations increased from 24.1% (EUR 261 million) for the six months ended June 30, 2002, to 24.4% (EUR 295 million) for the six months ended June 30, 2003.

Operating net profit from banking operations. Operating net profit for the six months ended June 30, 2003 increased by EUR 102 million, or 14.6%, to EUR 803 million, from EUR 701 million for the six months ended June 30, 2002.

Risk Adjusted Return on Capital

The Risk Adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital, which is defined as the amount of capital required to support the economic risks created by the activities employed and at the company’s desired level of comfort and can be regarded as the capital ING Group should have to comply with all debt obligations. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the Group annual accounts. Credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded from RAROC calculations.

The following table sets forth the RAROC (pre-tax) and the economic capital of the management centres (“MC”) of the banking operations:

	RAROC (pre-tax)		Economic capital

	Six months		Six months
	ended June 30,	Full year	ended June 30,	Full year
	2003	2002(1)	2003	2002(1)

	(in %)		(EUR billions)
MC Netherlands	44.2	38.4	4.5	4.8
MC South West Europe	26.9	17.0	2.9	3.4
MC Germany	(3.8)	(3.5)	1.4	1.4
MC Central Europe	14.8	9.5	0.8	1.0
MC UK/Americas/Asia	6.2	(0.4)	2.2	3.1
Other	(71.7)	(64.9)	0.8	0.8

Total banking operations	19.0	13.2	12.6	14.5

Wholesale	14.7	10.1	10.2	11.8
Retail	37.0	26.4	2.4	2.7

(1)	Restated following a redefinition of the corporate line

The pre-tax RAROC figure of ING’s banking operations was 19.0%, a strong improvement compared to the first six months of 2002 (17.0%) and the full year 2002 (13.2%), and above our internal hurdle of 18.5%.The improvement was mainly caused by lower economic capital, due to a methodology refinement for business and operational risk, as well as lower market risk capital. Compared to full year 2002, the RAROC of the wholesale activities improved by 4.6%-points to 14.7%. The RAROC of the retail activities improved further from 26.4% in 2002 to 37.0% in the first six months of 2003.

Geographical distribution of operating income and operating result before taxation of banking operations

	Gross premiums written		Operating result before taxation

	Six months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(EUR millions)		(EUR millions)
The Netherlands	2,634	2,545	788	793
Belgium	1,087	1,086	323	335
Rest of Europe	1,366	1,549	(96)	(5)
North America	364	314	68	(35)
South America	50	120	46	(45)
Asia	216	201	61	25
Australia	60	50	26	17
Other	0	3	(6)	(2)

Total	5,777	5,868	1,210	1,083

The Netherlands. Operating income increased by EUR 89 million, or 3.5%, as a result of higher interest (EUR 173 million) and commission (EUR 19 million), among other factors, partly offset by EUR 103 million lower other income. The increase of the interest income was caused by a widening of the interest margin by 23 basis points to 2.02%, combined with higher volumes. The decrease in other income is, among other factors, attributable to lower results from financial transactions, due to the adverse stock market conditions, and lower income from participating interests (in the first six months of 2002, EUR 30 million of the one-off gain on the sale of Cedel shares was included, with the rest included in Belgium). Total expenses increased by EUR 21 million, or 1.3%. Higher pension costs and the impact of a new collective labour agreement were partly offset by a reduced headcount and lower expenses for third party staff. The addition to the provision for loan losses increased by EUR 73 million, mainly due to the international banking activities in Amsterdam. Operating result before taxation for the six months ended June 30, 2003 decreased by EUR 5 million, or 0.6%, to EUR 788 million from EUR 793 million for the six months ended June 30, 2002.

Belgium. Operating income increased by EUR 1 million, despite inclusion of EUR 64 million of the one-off gain on the sale of Cedel shares in the first six months 2002. The higher interest result of EUR 46 million and higher result from financial transactions of EUR 66 million were offset by lower commissions of EUR 37 million and lower income from securities and participating interests of EUR 84 million, mainly related to the Cedel gain described above. Total expenses decreased by EUR 33 million or 4.5%. The operating result before taxation decreased by EUR 12 million, or 3.5%, due to a higher addition to the provision for loan losses.

Rest of Europe. The decrease of operating income by EUR 183 million, or 11.8%, was due to lower income from securities and participating interests (reflecting a high level of gains by ING BHF-Bank in the first six months of 2002), lower results from financial transactions and lower commission, only partly compensated by higher interest (notably ING Direct). Total expenses decreased by EUR 126 million, or 9.7%, despite higher expenses at ING Direct and the EUR 45 million restructuring provision for ING BHF-Bank and ING Bank France. Combined with a EUR 34 million higher addition to loan loss provisions, operating result before taxation decreased by EUR 91 million.

North America. Operating income in North America increased by EUR 50 million, or 15.9%, mainly due to the expansion of ING Direct activities. Total expenses decreased by EUR 53 million, supported by the restructuring of the international wholesale banking activities. As the addition to the provision for loan losses was unchanged, operating result before taxation improved by EUR 103 million.

South America. Operating income in South America decreased by EUR 70 million, or 58.5%, mainly due to lower results from financial transactions (especially from securities trading) and lower commission. Total expenses decreased by EUR 19 million. As the addition to the provision for loan losses decreased by EUR 142 million (mainly due to the high Argentina provisioning in the first six months 2002), the operating result before taxation increased by EUR 91 million.

Asia. Operating income in Asia increased by EUR 15 million. Excluding the effect of the consolidation of ING Vysya Bank, operating income decreased by EUR 50 million, due to EUR 35 million lower interest and EUR 29 million lower commission, which were only partly compensated for by EUR 14 million higher other income. Total expenses increased by EUR 3 million; the impact of the consolidation of ING Vysya Bank (EUR 42 million) is almost offset by cost containment actions in international wholesale banking. The addition to the provision for loan losses decreased by EUR 24 million (due to a release of provisions in the first six months 2003). As a consequence, operating result before taxation increased by EUR 36 million, of which EUR 23 million is attributable to the consolidation of ING Vysya Bank.

Australia. Operating result before taxation increased by EUR 9 million, due to a higher interest result (especially ING Direct Australia) and lower expenses, partly offset by a higher addition to the provision for loan losses.

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of June 30, 2003 and December 31, 2002	22
Consolidated profit and loss account for the six months ended June 30, 2003 and June 30, 2002	23
Condensed consolidated statement of cash flows for the six months ended June 30, 2003 and June 30, 2002	24
Notes to the consolidated profit and loss account for the six months ended June 30, 2003 and June 30, 2002	25
Notes to the condensed consolidated statement of cash flows for the six months ended June 30, 2003 and June 30, 2002	27
Differences between Dutch and U.S. accounting principles	28

CONSOLIDATED BALANCE SHEET
Amounts in millions

ASSETS

	US$(1)	EUR	EUR
	June 30,	June 30,	Dec. 31,
	2003	2003	2002

Tangible fixed assets	1,461	1,330	1,415
Participating interests	3,762	3,424	2,883
Investments	350,951	319,453	297,581
Lending	316,510	288,103	284,448
Banks	65,745	59,844	45,682
Cash	9,951	9,058	11,421
Other assets	64,240	58,474	51,186
Accrued assets	24,118	21,954	21,754

Total	836,738	761,640	716,370

LIABILITIES
Shareholders’ equity	21,085	19,193	18,254
Preference shares of Group companies	2,164	1,970	2,146
Third-party interests	1,873	1,704	1,959

Group equity	25,122	22,867	22,359
Subordinated loan	3,311	3,014	2,412

Group capital base	28,433	25,881	24,771
General provisions	3,815	3,473	3,489
Insurance provisions	216,431	197,006	195,831
Funds entrusted to and debt securities of the banking operations	385,380	350,792	319,824
Banks	119,875	109,116	96,267
Other liabilities	72,642	66,122	65,397
Accrued liabilities	10,162	9,250	10,791

Total	836,738	761,640	716,370

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.0986 to EUR 1.00, the Noon Buying Rate in New York City on August 29, 2003 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Amounts in millions

	Six months ended June 30,

	US$(1)	EUR	EUR
	2003	2003	2002

Premium income	26,152	23,805	28,160
Income from investments of the insurance operations	4,920	4,478	6,100
Interest result from banking operations	4,320	3,932	3,656
Commission	2,055	1,871	2,125
Other income	1,342	1,222	1,313

Total income (1.2)(2)	38,789	35,308	41,354
Underwriting expenditure	27,304	24,853	29,159
Other interest expenses	561	511	662
Operating expenses	6,953	6,329	6,878
Additions to the provision for loan losses/investment losses	826	752	1,003

Total expenditure (1.3)	35,644	32,445	37,702
Result before taxation (1.4)	3,145	2,863	3,652
Taxation	739	673	641
Third-party interests	176	160	174

Net profit (1.5)	2,230	2,030	2,837

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.0986 to EUR 1.00, the Noon Buying Rate in New York City on August 29, 2003 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	In the earnings release for the first six months of 2003 of ING Group, the one-off gain from old reinsurance activities (EUR 268 million) was accounted for in the line Income from investments of the insurance operations for own risk. In this 6-K, this amount has been transferred to Other income of the insurance operations to better reflect the nature of this gain. In the earnings release for the first nine months of 2003 of ING Group, this gain will be reallocated to Other income.

The notes against the items refer to the notes starting on page 26

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Amounts in millions

	Six months ended June 30,

	US$(1)	EUR	EUR
	2003	2003	2002

Net cash flow from operating activities	23,740	21,610	24,649
Investments and advances:
- participating interests	(120)	(109)	(1,443)
- investments in shares and property	(3,489)	(3,176)	(5,184)
- investments in fixed-interest securities	(173,646)	(158,061)	(137,716)
- other investments	(12)	(11)	(40)
Disposals and redemptions:
- participating interests	155	141	95
- investments in shares and property	4,840	4,406	5,766
- investments in fixed-interest securities	137,545	125,200	116,394
- other investments	31	28	65
Net investment for risk of policyholders	(6,812)	(6,201)	1,736

Net cash flow from investment activities	(41,508)	(37,783)	(20,327)
Subordinated loans of Group companies	824	750	1,962
Bonds, loans taken up and deposits by reinsurers	(1,630)	(1,484)	690
Private placements of ordinary shares	35	32	(6)
Changes in shares ING Groep N.V	495	451	97
Cash dividends	(494)	(450)	(1,014)

Net cash flow from financing activities	(770)	(701)	1,729
Net cash flow	(18,538)	(16,874)	6,051
Cash at beginning of year	23,104	21,030	4,681
Exchange rate differences	2,356	2,145	1,513

Cash at end of period (2.1)	6,922	6,301	12,245

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of US$1.0986 to EUR 1.00, the Noon Buying Rate in New York City on August 29, 2003 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

1.	NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

1.1. Accounting principles

The unaudited financial statements as of June 30, 2003 and June 30, 2002 have been prepared consistently with the accounting principles described in ING Group’s Annual Accounts as of December 31, 2002.

The accompanying unaudited notes to the financial statements, for the six months ended June 30, 2003 and June 30, 2002, do not include all the information required by generally accepted accounting principles in the Netherlands for year-end financial statements.

Amounts included in the financial statements for the six months ended June 30, 2003 are not necessarily indicative of the amounts that may be expected for the year ending December 31, 2003.

1.2 Income (EUR millions)	Insurance		Banking		Eliminations		Total
	operations		operations		and other(1)
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Premium income	23,805	28,160					23,805	28,160
Income from investments of the insurance operations for own risk	4,536	5,193			58	(907)	4,478	6,100
Interest result from banking operations			3,917	3,633	(15)	(23)	3,932	3,656
Commission	639	738	1,232	1,387			1,871	2,125
Other income	617	465	628	848	23		1,222	1,313

Total income(2)	29,597	34,556	5,777	5,868	66	(930)	35,308	41,354

Geographical distribution of Income
The Netherlands	6,393	6,201	2,634	2,545	60	(403)	8,967	9,149
Belgium	1,542	1,482	1,087	1,086			2,629	2,568
Rest of Europe	877	935	1,366	1,549	(1)	(2)	2,244	2,486
North America	16,444	21,920	364	314	3	(1)	16,805	22,235
South America	342	494	50	120	4		388	614
Asia	3,110	2,710	216	201		(3)	3,326	2,914
Australia	778	1,058	60	50	(6)	(519)	844	1,627
Other	421	283		3	6	(2)	415	288

	29,907	35,083	5,777	5,868	66	(930)	35,618	41,881
Income between geographic areas	(310)	(527)					(310)	(527)

7otal income	29,597	34,556	5,777	5,868	66	(930)	35,308	41,354

1.3 Expenditure (EUR millions)	Insurance		Banking		Eliminations		Total
	operations		operations		and other(1)
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Underwriting expenditure	24,853	29,159					24,853	29,159
Other interest expenses	534	670			23	8	511	662
Operating expenses	2,377	2,718	3,952	4,160			6,329	6,878
Additions to the provision for loan losses/investment losses(3)	137	378	615	625			752	1,003

Total expenditure	27,901	32,925	4,567	4,785	23	8	32,445	37,702

(1)	Eliminations and other refer to intercompany eliminations, capital gains and losses on equity securities, the impact of the negative revaluation reserve on equity securities and realised gains on divestments that are made with the purpose of using the proceeds to finance acquisitions. (see page 5)

(2)	In the earnings release for the first six months of 2003 of ING Group, the one-off gain from old reinsurance activities (EUR 268 million) was accounted for in the line Income from investments of the insurance operations for own risk. In this 6-K, this amount has been transferred to Other income of the insurance operations to better reflect the nature of this gain. In the earnings release for the first nine months of 2003 of ING Group, this gain will be reallocated to Other income.

(3)	In order to increase transparency, investment losses of the insurance operations are specified separately in the line Addition to the provision for loan losses/investment losses. All figures have been restated accordingly.

1.4 Geographical
distribution of result before
taxation (EUR millions)	Insurance		Banking		Eliminations		Total
	operations		operations		and other(1)
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,

	2003	2002	2003	2002	2003	2002	2003	2002

The Netherlands	669	803	788	793	38	(411)	1,419	2,007
Belgium	48	41	323	335			371	376
Rest of Europe	81	67	(96)	(5)	(1)	(2)	(14)	64
North America	498	592	68	(35)	3	(1)	563	558
South America	19	34	46	(45)	4		61	(11)
Asia	134	109	61	25		(3)	195	137
Australia	63	50	26	17	(6)	(519)	95	586
Other	184	(65)	(6)	(2)	5	(2)	173	(65)

Result before taxation	1,696	1,631	1,210	1,083	43	(938)	2,863	3,652

1.5 Net profit (EUR millions)	Insurance		Banking		Eliminations		Total
	operations		operations		and other(1)
	Six months		Six months		Six months		Six months
	ended June 30,		ended June 30,		ended June 30,		ended June 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Result before taxation	1,696	1,631	1,210	1,083	43	(938)	2,863	3,652
Taxation	383	335	295	261	5	(45)	673	641
Third party interests	48	53	112	121			160	174

Net profit	1,265	1,243	803	701	38	(893)	2,030	2,837

(1)	Eliminations and other refer to intercompany eliminations, capital gains and losses on equity securities , the impact of the negative revaluation reserve on equity securities and realised gains on divestments that are made with the purpose of using the proceeds to finance acquisitions. (see page 5)

     2. NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

2.1 Cash (EUR millions)	June 30,	June 30,
	2003	2002

Cash comprises the following items:
Short-term government securities	8,423	5,993
Bank deposits available on demand	(11,180)	(4,482)
Cash and bank balances and call money of the insurance operations	9,058	10,734

Cash at period-end	6,301	12,245

3.	DIFFERENCES BETWEEN DUTCH AND U.S. ACCOUNTING PRINCIPLES.

3.1. Valuation and income recognition differences between Dutch and U.S. accounting principles

The consolidated financial statements of ING Group are presented in accordance with accounting principles generally applied in the Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant differences.

a.	Purchase accounting and Goodwill and other intangible assets.

Effective January 1, 2002, ING Group adopted SFAS 142, ‘Accounting for Goodwill and Intangible Assets’. SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite life are no longer amortized but subject to annual impairment tests whereby goodwill is allocated to ING Group’s reporting units. Under SFAS 142, goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives. Under US GAAP, goodwill arising on the purchase of a foreign entity is translated at closing rates with exchange differences taken to equity.

Before implementation of SFAS 142 goodwill was amortized over its estimated economic life and was evaluated for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment. This item includes intangible assets, which under Dutch GAAP are recognized as goodwill.

ING Group performed the required transitional impairment test for goodwill as of January 1, 2002, which resulted in an impairment charge of EUR 13.103 billion that was recognized as the effect of a change in accounting principle as of December 31, 2002. Under SFAS 142, the transitional impairment charge for goodwill should be recognized in the first interim period. Therefore, the 2002 six-month period results of ING Group have been restated to reflect the transitional goodwill impairment charge.

There is no impact on ING Group’s net income or financial condition under Dutch GAAP since goodwill had not been capitalized but charged to equity immediately at the time of an acquisition. Subsequent impairment tests will be performed on an annual basis, or more frequently if circumstances indicate a potential impairment.

Subsequent impairment tests will be performed on an annual basis, or more frequently if circumstances indicate a potential impairment.

b.	Real estate.

Under Dutch GAAP, investments in land and buildings are carried at the fair values, with any unrealised revaluations accounted for directly in shareholders equity. These assets are not depreciated. Impairment losses are first charged against the revaluation reserves existing for these assets. Any remaining impairment losses are charged to the profit and loss account. Results on disposal of real estate are charged to the profit and loss account.

Under US GAAP, a distinction is made between Land and buildings in use by group companies and not in use by group companies (which are treated as investments). Land and buildings in use by group companies are carried at cost less accumulated depreciation, adjusted for any impairment in value. Land and buildings not in use by group companies are carried at the lower of cost and estimated net realizable value. Depreciation is calculated over the economic lives of the assets concerned. Results on disposal of real estate are charged to the profit and loss account.

c.	Valuation of debt securities.

Investments in fixed-interest securities, other than zero-coupon bonds, are carried at redemption value under Dutch GAAP. Differences between redemption value and cost are amortized and charged to the profit and loss account over the estimated life of the portfolio on a straight-line basis. Zero-coupon bonds are carried at amortized cost. Additionally, debt securities are recorded net of a provision for credit losses.

Under US GAAP, the method of accounting for these assets depends on the classification of the securities concerned:

(i)	Securities held as part of the trading portfolio are stated at fair value. Realised and unrealised movements in the fair value are taken to the profit and loss account.

(ii)	Securities held to maturity are stated at redemption value, differences between redemption value and cost being amortized and charged to the profit and loss account over the remaining terms of the investments concerned.

(iii)	Securities that are available for sale are stated at fair value. Unrealised movements in the fair value are recognized in shareholders’ equity. Realised results on disposal are recognized in the profit and loss account.

Allowances for credit losses on debt securities are not permitted. Individual securities classified as either available-for-sale or held-to-maturity are subject to review to determine whether a decline in fair value below amortized cost is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the write down is included in the profit and loss account.

Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies where the policyholder shares in the profits of the company. Unrealised gains on these assets are included in shareholders’ equity for US GAAP purposes. When these gains are realised, a portion may be passed to policyholders, at the discretion of the company. As at June 30, 2003 this amount is estimated at EUR 1,503 million.

Effective April 1, 2001, ING Group adopted EITF Issue 99-20, ‘Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets’. Under the consensus, changes in their estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF Issue 99-20, ING Group recorded a EUR 40 million charge in the 2001 US GAAP net profit as a net of tax cumulative effect of accounting change.

ING Group holds securities in a number of different currencies that are available for sale. Under ING Group accounting principles, the unrealised translation results are recognized in the profit and loss account. EITF Issue 96-15, requires that these foreign currency translation results are recognized in shareholders’ equity as a part of the fair value adjustment and not in the profit and loss account under US GAAP.

Consistent with the 2002 US GAAP full year profit, the US GAAP net profit for the six months period ended June 30, 2002 has been restated to reverse the unrealised foreign currency translation loss of EUR 619 million (pre-tax) recognized in the profit and loss account under ING Group accounting principles. In the US GAAP net profit for the six months period ended June 30, 2003, ING Group recorded a corresponding gain of EUR 356 million (pre-tax).

d.	Realised results on sales of debt securities.

Under Dutch GAAP, the result on disposal of investments in debt securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference. These yield differences are taken to the profit and loss account on a straigt-line basis over the estimated average remaining life of the investment portfolio. Under US GAAP, the result on disposal is immediately recognized as income.

Under US GAAP, the result on disposal is immediately recognized as income.

e.	Valuation of equity securities.

Under Dutch GAAP, unrealised losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extend to which the unrealised loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investment strategy.

Under US GAAP, unrealised losses that are considered “other than temporary” are charged to the profit and loss. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost price.

f.	Accounting for derivative financial instruments held for risk management purposes.

Under Dutch GAAP, derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged.

US GAAP requires that derivatives be carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment. With effect from January 1, 2001 ING Group has adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 138.

SFAS 133 requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability, measured at its fair value. The change in a derivative’s fair value is generally to be recognized in the current period’s profit and loss account. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value of the derivative instrument should be recognized currently in the profit and loss account or in equity, depending on whether such designation is considered a fair value hedge, a cash flow hedge, or a hedge of a net investment in foreign operations. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in the profit and loss account. For cash flow hedges the effective portion of the gains or losses on the derivative instrument are reported in equity and subsequently reclassified into the profit and loss account when the hedged item affects the profit and loss account. The remaining gains and losses in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the profit and loss account during the period of change. For a hedge of a net investment in a foreign currency, the gain or loss is reported in equity to the extent it is effective.

The hedging rules specified under SFAS 133 are more stringent than the hedging rules prior to SFAS 133. Consequently, a significant portion of the derivatives that received hedge accounting treatment prior to the adoption of SFAS 133 are recorded at fair value with changes in fair value included in the profit and loss account. The initial revaluation of these derivatives upon adoption of the new rules in 2001 which did not have a material effect on ING Group’s US GAAP equity and profit and loss account, was reported as part of the 2001 adjustment with respect to this item.

For the purpose of reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP, the change in the fair values of the hedged items have been set off against the gains or losses on the derivative instrument for hedges that meet SFAS 133 hedge criteria.

g.	Deferred acquisition costs of insurance contracts.

Under Dutch GAAP, the acquisition costs of life insurance business involving the receipt of regular premiums are capitalized and amortized to the profit and loss account in proportion to future premiums.

A similar policy applies under US GAAP, except that the method of amortization is slightly different.

\

Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums.

For universal-life type contracts, investment contracts and for participating individual life insurance contracts in the Netherlands, US GAAP requires that deferred acquisition costs be amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realised over the life of the book of contracts.

In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts under Dutch GAAP are adjusted to reflect changes that would have been necessary if unrealised investment gains and losses related to available-for-sale securities had been realised. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity that is not taken through net profit. As a result of this adjustment US GAAP equity has been reduced by EUR 1,416 million up to June 30, 2003. (reduced by EUR 898 million up to 2002).

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on the DAC.

h.	Pension liabilities and pension costs.

The pension rights of the vast majority of the staff are insured with separate pension funds. In accordance with ING Group accounting principles, as from January 1, 1998, retroactive as from January 1, 1997, the pension expenses are based on a specific method of actuarial valuation of plan assets and related projected liabilities for accrued service including future salary indexation. Plan assets are taken at fair value. The pension expenses under US GAAP are based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition dates under US GAAP.

The pension expenses under US GAAP are based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition dates under US GAAP.

Furthermore, under US GAAP an additional liability is recognized in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets. This additional liability is charged to shareholders’ equity. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future compensation levels. Under ING Group accounting principles in such situation the normal rules for differences between the projected benefit obligation and the fair value of plan assets continue to apply and, therefore, a liability is not recognized immediately.

i.	Post-employment benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

j.	Post-retirement benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

k.	Provision for life policy liabilities.

The provision for life policy liabilities, under both Dutch and US GAAP, is calculated based on the benefits attributable to the policyholders as set out in the insurance contracts.

Under both Dutch and US GAAP, the liability for life policy benefits for traditional life insurance contracts is computed using a net level premium method with assumptions such as expected investment yields, mortality, morbidity, terminations and expenses consistent with the provisions of SFAS 60, ‘Accounting and Reporting by Insurance Enterprises’. These assumptions are based on expectations at the time the insurance contracts are made and include a provision for adverse deviation. Additionally, under both Dutch and US GAAP, the adequacy of the provision for life policy benefits is evaluated each year and is augmented if necessary. The principal difference between Dutch and US GAAP relates to applied investment yields for certain Group companies.

Under both Dutch and US GAAP, the liability for life policy benefits for universal life and investment type contracts as described in SFAS 97, ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments’, is equal to the balance that accrues to the benefit of policyholders at the balance sheet date.

These contracts include policies where the policyholder bears the investment risk, annual life funds and unit-linked policies. Investments related to such contracts are segregated and the majority is valued at fair value with changes in fair value recorded through current period earnings for both Dutch and US GAAP.

In the Netherlands, the principal individual life insurance contracts sold by the subsidiaries of ING Group provide for bonuses and distributions on account of interest or underwriting experience topolicyholders based on the overall results of the operations. Such amounts are generally credited in the form of additional paid-up insurance.

Participating insurance contracts with such features are traditionally sold in the United States by mutual insurance companies. Under both Dutch and US GAAP, the liability for these types of contracts is equal to the net level reserve consistent with the provisions of SFAS 120, ‘Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts’.

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on deferred profit sharing to policyholders.

l.	Provision for future catastrophe and other insurance provisions.

ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a non-life provision for future catastrophe and other accidental losses.

Under US GAAP, these provisions are not allowed, since such losses are recorded in the period they are incurred. Amounts that are charged to the catastrophe provision under ING Group accounting principles are recorded in the profit and loss account under US GAAP.

m.	Valuation and profit recognition of equity investments.

This item relates to equity participations and certain equity investments. Under Dutch GAAP, equity participations that are held for sale are carried at either the lower of cost or market value or at net asset value. Dividends received and realised gains and losses on the sale of these shareholdings are charged to the profit and loss account.

Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by the shareholders, by the equity method.

The criteria on recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.

3.2	Impact of new accounting standards

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on ING Group’s financial statements for the year 2003.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The requirements of SFAS 150 generally outline that mandatory redeemable financial instruments and financial instruments that represent an obligation to repurchase the issuer’s shares or certain obligations to issue a variable number of shares should be classified as a liability on the balance sheet. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective on or after July 1, 2003. ING Group adopted SFAS 150 as from May 31, 2003, which did not impact ING Group’s financial statements per 30 June 2003. ING Group is currently assessing the impact of this statement on the presentation of financial instruments entered into or modified before May 31, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities (VIE’s)”. This interpretation changes the method of determining whether certain entities (VIE’s) should be included in the consolidated financial statements. Many VIE’s are commonly referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Interpretation 46 (FIN 46) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both.

The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003. FIN 46 disclosure requirements are effective for financial statements issued after January 31, 2003 regardless of the date on which the variable interest entity was created. FIN 46 in its entirety applies in the first interim or annual reporting period beginning after June 15, 2003. ING Group adopted the disclosure requirements of FIN 46 as of December 31, 2002.

ING Group is currently evaluating its non-consolidated entities, including existing SPEs in which it has variable interest, given current consolidation criteria. ING is a party in a number of VIEs, including Asset Backed Commercial Paper Conduits, Structured Investments Vehicles, Collateralized Debt Obligations (CDO’s), structured finance transactions and investment funds. Based on FIN 46, ING Group has come to conclusion that it is probable that it will be required to consolidate or provide disclosures for some entities. Although both for US GAAP and Dutch GAAP reporting, the decision to consolidate is based on a risk and benefits approach, slight differences of emphasis, may result in differences in accounting and disclosure treatment under US GAAP. These differences have no significant impact on the US GAAP reconciling items as of June 30, 2003.

As ING Group continues to evaluate the impact of applying FIN 46, combined with the fact that requirements are recent and contain provisions that the accounting profession continues to interpret, final conclusions may differ with respect to the entities currently identified for consolidation.

3.3 Reconciliation of Dutch GAAP shareholders’ equity and net profit to U.S. GAAP:
Amounts in millions of euros

	Shareholders' equity		Net profit

			Six months	Six months
	June	December	ended June	ended June
	30, 2003	31, 2002	30, 2003	30, 2002

Amounts determined in accordance with Dutch GAAP:	19,193	18,254	2,030	2,837
Adjustments in respect of:
a. Goodwill:
Goodwill and other intangible assets	4,508	4,601	(12)
b. Real estate:
Valuation	(3,440)	(3,602)	(127)	(131)
Realised gains and losses on sales			104	56
c. Valuation of debt securities(1)	13,995	9,259	179	596
d. Realised results on sales of debt securities:
Realised gains and losses on sales			687	(369)
Reversal of provision for yield differences	(957)	187	(119)	(108)
Amortization of premiums and discounts			(206)	(74)
e. Valuation and realised results on sales of equity securities			257	156
f. Accounting for derivative financial instruments held for risk management purposes	(470)	(763)	(32)	(136)
g. Deferred acquisition costs of insurance contracts	(838)	(400)	10	172
h. Pension liabilities and pension costs	(1,017)	(1,252)	28	9
i. Post-employment benefits j. Post-retirement benefits	59	64	(5)	(1)
k. Provision for life policy liabilities	(1,020)	(836)	(38)
l. Provision for future catastrophe and other accidental losses	133	129	4	15
m. Valuation and profit recognition of equity investments	60	42	29	52

Sub-total	11,013	7,429	759	237
Tax effect of the adjustments	2,198	937	300	17
Minority interest in adjustments (after tax)	336	314	9	6

Total adjustments	9,151	6,806	468	226

Amounts determined in accordance with US GAAP (excl. effects of changes in accounting principles)	28,344	25,060	2,498	3,063
Cumulative effects of changes in accounting principles(2)				(13,103)

Amounts determined in accordance with US GAAP	28,344	25,060	2,498	(10,040)

(1)	Consistent with the 2002 US GAAP full year profit, the US GAAP net profit for the six months period ended June 30, 2002 has been restated to reverse the unrealised foreign currency translation loss of EUR 619 million (pre-tax) recognized in the profit and loss account under ING Group accounting principles. In the US GAAP net profit for the six months period ended June 30, 2003, ING Group recorded a corresponding gain of EUR 356 million (pre-tax).

(2)	In accordance with the requirements of SFAS 142, the 2002 six-months results have been restated to reflect the transitional impairment charge for goodwill of EUR 13,103 million

3.4	Net profit per share

(amounts in EUR millions except for amounts per share)	Six months	Six months
	ended June	ended June
	30, 2003	30, 2002

Net profit determined in accordance with Dutch GAAP	2,030	2,837
Reconciling adjustments to net profit U.S. GAAP(1)	468	226

Net profit determined in accordance with U.S. GAAP	2,498	3,063
Dividend on preference shares	10	10
Net profit available for ordinary shares and ordinary shares equivalents:
Dutch GAAP	2,020	2,827
U.S. GAAP	2,488	3,053
U.S. GAAP (including cumulative effects of changes in accounting principles)	2,488	(10,050)
Net profit per ordinary share and ordinary share equivalent:
Dutch GAAP	1.03	1.47
U.S. GAAP	1.26	1.58
U.S. GAAP (including cumulative effects of changes in accounting principles)	1.26	(5.21)

(1)	Consistent with the 2002 US GAAP full year profit, the US GAAP net profit for the six months period ended June 30, 2002 has been restated to reverse the unrealised foreign currency translation loss of EUR 619 million (pre-tax) recognized in the profit and loss account under ING Group accounting principles. In the US GAAP net profit for the six months period ended June 30, 2003, ING Group recorded a corresponding gain of EUR 356 million (pre-tax). The 2002 US GAAP net profit per ordinary share and ordinary share equivalent have been restated.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: /s/ C. Maas
C. Maas
Chief Financial Officer

By: /s/ H.van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance
Dated: September 16, 2003